UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42834

Regentis Biomaterials Ltd.

(Translation of registrant’s name into English)

60 Medinat Hayehudim, Herzliya, Israel 4676652

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

This Amendment No. 1 on Form 6-K/A (this “Amendment”) is being filed in connection with the Annual General Meeting of Shareholders (the “Meeting”) of Regentis Biomaterials Ltd. (the “Company”) to be held on Thursday, July 2, 2026 at 3:00 p.m. (Israel Time), at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel. The Notice and Proxy Statement attached hereto as Exhibit 99.1 has been amended to add four new proposals (Proposals 3-6) seeking shareholder ratification of the election of Mr. Pini Ben Elazar and Dr. Susan Alpert, respectively, to serve as external directors of the Company for a three-year term commencing December 4, 2025, and seeking approval of their compensation and equity grants. Attached hereto as Exhibit 99.2 is a form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	REGENTIS BIOMATERIALS LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Chairman and Chief Executive Officer

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